Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Financial Statements

December 31, 2020, and 2019

Independent Auditor's Report

To the Shareholders of PEAK FINTECH GROUP INC. (Formely Peak Positioning Technologies Inc.)	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 Telephone: 514-878-2691 Fax: 514-878-2127 www.rcgt.com

Opinion

We have audited the consolidated financial statements of PEAK FINTECH GROUP INC. (hereafter ''the Company''), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019 and the consolidated statements of comprehensive loss, the consolidated statements of changes in equity and the consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 2 to the consolidated financial statements, which indicates the existence of a material uncertainty that may cast significant doubt about the the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Member of Grant Thornton International Ltd

Information other than the consolidated financial statements and the auditor's report thereon

Management is responsible for the other information. The other information comprises the information, included in the Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Louis Roy.

Montreal

April 30, 2021

_________________________________________

1CPA auditor, CA public accountancy permit no A125741

Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2020 and 2019

(In Canadian dollars, except weighted average number of outstanding shares)

	Note	2020	2019
		$	$
Revenues		42,698,047	11,708,653

Expenses
Cost of service		35,608,167	5,319,307
Salaries and fringe benefits		1,859,209	1,665,434
Service fees		536,478	810,056
Royalty on software		140,224	84,762
Board remuneration		134,323	71,992
Consulting fees		3,858,509	310,076
Management fees		77,625	138,585
Professional fees		567,516	349,260
Administrative and indirect cost		221,972	110,161
Public relations and press releases		396,853	148,444
Office supplies, software and utilities		167,010	189,495
Lease expenses		46,083	42,056
Insurance		49,147	32,169
Finance costs	21	990,053	1,042,707
Expected credit loss		242,593	264,378
Travel and entertainment		205,059	393,715
Stock exchange and transfer agent costs		122,717	45,787
Translation cost and others		23,974	38,133
Depreciation of property and equipment	9	86,931	47,548
Impairment of intangible asset	10	-	584,189
Amortization of intangible assets	10	379,850	595,079
Expiration of deferred finance cost		353,377	-
Amortization of financing initial costs		18,924	30,217
Extinguishment of debt (Note 10 a))		-	-
Change in fair value of the contingent compensation	6	(217,325)	259,000
Depreciation of right-of-use assets	9	406,762	407,611
Gain on bargain purchase		-	(941,000)
Loss on deposit and subscription receivable		97,150	86,400
Loss on settlement of debt	16	784,750	816,793
Loss on foreign exchange		201,617	72,824
		47,359,548	13,015,178
Loss before income taxes		(4,661,501)	(1,306,525)
Income tax (recoverable)	18	852,010	523,837
Net loss		(5,513,511)	(1,830,362)

Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Comprehensive Loss

Years ended December 31, 2020 and 2019

(In Canadian dollars, except weighted average number of outstanding shares)

	Note	2020	2019
		$	$
Net (loss) profit attributable to:
Non-controlling interest		1,102,910	878,811
Owners of the parent		(6,616,421)	(2,709,173)
		(5,513,511)	(1,830,362)

Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		(1,139,455)	1,291,764
Total comprehensive loss		(4,374,056)	(3,122,126)

Net loss and total comprehensive loss attributable to:
Non-controlling interest		1,328,937	451,809
Owners of the parent		(5,702,993)	(3,573,935)
		(4,374,056)	(3,122,126)

Weighted average number of outstanding shares		85,341,803	68,995,981

Basic and diluted loss per share		(0.078)	(0.039)

Going concern uncertainty (note 2)

The accompanying notes are an integral part of these consolidated financial statements.

Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Changes in Equity

Years ended December 31, 2020 and 2019

(In Canadian dollars)

		Capital stock
						Equity	Accumulated		Total
		Number of				component of	other		attributable	Non	Shareholders'
		common shares			Contributed	convertible	comprehensive		to owners	Controlling	equity
	Note	(note 15)	Amount	Equity to issue	surplus	debentures	income	Deficit	of parent	interest	(deficiency)
			$	$	$	$	$	$	$	$	$
Balance as of January 1, 2020		72,059,214	24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684
Issuance of shares and warrants	16.2	20,585,000	3,067,294		1,602,706				4,670,000		4,670,000
Issuance of shares and warrants to settle debts owed for services provided	16	7,135,812	2,920,196		1,645,988				4,566,184		4,566,184
Issuance of convertible debentures and warrants	13				11,272	9,408			20,680		20,680
Issuance of bonds and warrants	13				64,896				64,896		64,896
Shares to be issued for business acquisition	6			37,261					37,261		37,261
Issuance of shares re business acquisition	6	317,663	127,065	(127,065)
Issue costs - shares and warrants	16		(258,225)		65,725				(192,500)		(192,500)
Exercise of warrants and broker warrants	16	9,184,000	3,927,538		(1,144,399)				2,783,139		2,783,139
Exercise of warrants on surrender of non-convertible debentures	13	7,080,000	4,138,576		(702,010)				3,436,566		3,436,566
Conversion of convertible debentures	13	1,140,000	628,003			(57,299)			570,704		570,704
Shares to be issued for the exercise of warrants				107,611					107,611		107,611
Exercise of stock options	16	522,500	345,940		(84,690)				261,250		261,250
Share-based compensation	17				542,832				542,832		542,832
Transactions with owners		118,024,189	39,131,010	511,221	11,582,653	-	(1,054,211)	(23,623,950)	26,546,723	10,441,584	36,988,307
Net loss								(6,616,421)	(6,616,421)	1,102,910	(5,513,511)
Other comprehensive loss							913,429		913,429	226,026	1,139,454
Total comprehensive loss for the year		-	-	-	-	-	913,429	(6,616,422)	(5,702,992)	1,328,936	(4,374,056)
Balance as of December 31, 2020		118,024,189	39,131,010	511,221	11,582,653	-	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,251

Balance as of January 1, 2019		67,514,214	22,759,673		7,747,316	93,940	(189,449)	(20,914,779)	9,496,701	9,989,774	19,486,475
Issuance of shares and warrants	16.3	2,420,000	548,033		136,556				684,589		684,589
Issuance of shares to settle debt	16	585,000	243,000						243,000		243,000
Shares to be issued for business acquisition	6			493,414					493,414		493,414
Exercise of warrants	16	540,000	334,499		(70,299)				264,200		264,200
Effect of the change in maturity date of the debenture	13				1,388,668				1,388,668		1,388,668
Conversion of convertible debenture	13	1,000,000	349,418			(46,049)			303,369		303,369
Share-based compensation	17				378,092				378,092		378,092
Transactions with owners		72,059,214	24,234,623	493,414	9,580,333	47,891	(189,449)	(20,914,779)	13,252,033	9,989,774	23,241,807
Net loss								(2,709,173)	(2,709,173)	878,811	(1,830,362)
Other comprehensive loss							(864,762)		(864,762)	(427,002)	(1,291,764)
Total comprehensive loss for the year		-	-	-	-	-	(864,762)	(2,709,173)	(3,573,935)	451,809	(3,122,126)
Balance as of December 31, 2019		72,059,214	24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684

The accompanying notes are an integral part of these consolidated financial statements.

Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019

(In Canadian dollars)

	Note	2020	2019
		$	$
OPERATING ACTIVITIES
Net loss		(5,513,511)	(1,830,362)
Non-cash items
Loss on deposit and subscription receivable		97,150	86,400
Issuance of shares for settlement of debt		-	243,000
Expected credit loss		242,593	264,378
Depreciation of property and equipment	9	86,931	47,548
Depreciation of right-of-use assets	9	406,762	407,611
Amortization of intangible assets	10	379,850	-
Amortization of intangible assets-technology platform	10	-	595,079
Amortization of initial cost debenture		18,924	30,217
Impairment of intangible assets	10	-	584,189
Accretion of convertible debentures	13	-	-
Accretion of debentures	13, 21	523,850	553,842
Accretion of lease interest	12, 21	30,426	44,868
Consulting fees settled by issuance of shares and
arrants		3,196,170	-
Public relations expenses settled by issuance of
shares and warrants		101,520	-
Gain (loss) on fair value of contingent compensation
payable	6	(217,325)	259,000
Loss on settlement of debt	16	784,750	816,793
Gain on bargain purchase		-	(941,000)
Expiration of deferred financing cost		353,377	-
Share-based compensation	17	542,832	378,091

Loans receivable maturing in more than 12 months		4,197,103	1,565,523
Net changes in working capital items		-
Subscription receivable
Income tax payable		962,856	494,631
Deferred income tax expense		(203,917)	(88,014)
Debtors		6,651	43,221
Account receivable		(26,126,649)	(2,657,029)
Loans receivable maturing in less than 12 months		(4,658,481)	(1,839,755)
Prepaid expenses		(159,056)	(447,027)
Accounts payable, advances and accrued liabilities		21,042,845	1,160,824
Cash flows from operating activities		(3,904,350)	(227,972)

Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Cash Flows

Years ended December 31, 2020 and 2019

(In Canadian dollars)

	Note	2020	2019
		$	$
INVESTING ACTIVITIES
Debtors	8	(585,528)	(790,139)
Deposit for investments		(194,900)	-
Property and equipment	9	(16,140)	(192,738)
Intangible asset	10	(1,058,285)	(697,070)
Cash flows from investing activities		(1,854,853)	(1,679,947)

FINANCING ACTIVITIES
Subscriptions received		-	250,000
Proceeds from advances made from a Director		-	298,400
Proceeds from advances made from affiliates		40,134	-
Repayment of demand loans		(27,489)	-
Repayment of lease liabilities	12	(517,170)	(460,361)
Proceeds from the issuance of debentures	13	50,000	280,000
Proceeds from the issuance of debentures to be issued		-	110,000
Repayment of debentures		-	(40,000)
Proceeds from the Issuance of bonds and warrants	14	292,464	-
Proceeds from issuance of CEBA Loan	15	40,000	-
Proceeds from advances from third parties		1,468,560	1,800,281
Proceeds from the issuance of shares and warrants	16	4,442,500	640,000
Proceeds from the exercise of warrants	16	2,890,750	-
Proceeds from the exercise of options	16	261,250	-
Cash flows from financing activities		8,941,000	2,878,320
IMPACT OF FOREIGN EXCHANGE		1,054,662	(1,269,302)
Net increase(decrease) in cash		4,236,458	(298,901)
Cash, beginning of year		1,717,509	2,016,410
Cash and restricted cash, end of year		5,953,967	1,717,509

The accompanying notes are an integral part of these consolidated financial statements.

Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Financial Position

December 31, 2020 and 2019

(In Canadian dollars)

	Note	2020	2019
		$	$
ASSETS
Current
Cash		5,873,876	1,717,509
Restricted cash		80,091
Loans receivable	7	15,425,242	11,193,087
Assets held for sale		183,732
Debtors	8	30,575,357	3,931,981
Deposit for investments		194,900
Prepaid expenses		989,718	830,662
Deferred financing cost			353,377
		53,322,916	18,026,616
Loans receivable	7	3,999,446	8,196,549
Property and equipment	9	529,372	734,443
Intangible assets	10	3,163,877	2,399,410
Deferred Tax assets	18	291,931	88,014
		61,307,542	29,445,032

Peak Fintech Group Inc.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Financial Position

December 31, 2020 and 2019

(In Canadian dollars)

	Note	2020	2019
		$	$
LIABILITIES
Current
Accounts payable, advances and accrued liabilities	11	26,559,427	4,629,122
Lease liabilities	12	117,709	402,954
Current tax liabilities		1,568,626	605,770
Debentures	13	23,311	3,221,281
Conversion option		3,489	24,423
Contingent compensation payable	6		254,586
		28,272,562	9,138,136
Debentures	13		137,638
Bonds	14	258,933
CEBA Loan	15	40,000
Lease liabilities	12	121,798	49,574
		28,693,292	9,325,348

SHAREHOLDERS' EQUITY
Capital stock		39,131,010	24,234,623
Shares to be issued	6	511,221	493,414
Contributed surplus		11,582,653	9,580,333
Equity component of convertible debentures			47,891
Accumulated other comprehensive income		(140,782)	(1,054,211)
Deficit		(30,240,372)	(23,623,950)
Shareholders' equity attributable to owners of the parent		20,843,730	9,678,100
Non-controlling interest		11,770,520	10,441,584
Total shareholders' equity		32,614,250	20,119,684
		61,307,542	29,445,032

Going concern uncertainty (note 2)

Subsequent events (note 26)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

13
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Peak Fintech Group Inc. (hereinafter ''Peak'' or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Peak Fintech Group Inc.'s executive offices are located at 550 Sherbrooke Street West, Suite 265, Montréal, Québec, Canada. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Peak is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period.

The level of revenue currently being generated is not presently sufficient to meet the working capital requirements. The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net loss of $5,513,511 for the year ended December 31, 2020 (year ended December 31, 2019 - $1,830,362), it has an accumulated deficit of $30,240,372 as at December 31, 2020 ($23,623,950 as at December 31, 2019) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

14
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

2 - GOING CONCERN UNCERTAINTY AND COVID-19 (Continued)

These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3 - CHANGES IN ACCOUNTING POLICIES

3.1 New Standards adopted as at January 1, 2020

Some accounting pronouncements which have become effective from January 1, 2020, and have therefore been adopted do not have a significant impact on the Company financial results or position.

3.2 Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (IASB) but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the relevant pronouncements will be adopted in the Company's accounting policies for the first period beginning on or after the effective date of the pronouncement.

At the date of authorization of the consolidated financial statements, the International Accounting Standards Board ("IASB") have issued certain new and revised standards, amendments and interpretations which were not yet effective during the relevant periods. These new standards and interpretations are not expected to have a material impact on the Company's consolidated financial statements and are not presented.

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1 Statement of compliance with IFRS

The consolidated financial statements of the Company have been prepared using accounting policies that are in accordance with International Financial Reporting Standards (IFRS).

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented.

15
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.1 Statement of compliance with IFRS (Continued)

The consolidated financial statements for the year ended December 31, 2020 (including comparative figures) were approved and authorized for the issue by the Board of Directors on April 30, 2021.

4.2 Basis of measurement

These consolidated financial statements are prepared on an accrual basis using the historical cost method.

4.3 Basis of Consolidation

The consolidated financial statements include the accounts of Peak Positioning Technologies Inc. and all of its subsidiaries.

The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

16
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.3 Basis of Consolidation (Continued)

The following entities have been consolidated within these consolidated financial statements:

		% of ownership	Principal	Functional
Entities	Registered	and voting right	activity	Currency

Peak Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Asia Synergy Limited	Hong Kong	1	Holding	U.S. $

Asia Synergy Holdings	China	1	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	1	Technology based product procurement facilitator	Renminbi

Asia Synergy Supply Chain Technologies	China	1	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	1	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	1	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd (2)	China	1	Supply Chain services	Renminbi

Wuxi Aorong Ltd.	China	1	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	1	Financial institution	Renminbi

17
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.3 Basis of Consolidation (Continued)

(1) Creation of a new subsidiary

In November 2020, the Company created a new subsidiary called Asia Synergy Supply Chain Technology ("ASST") wholly owned subsidiary of the Company, Asia Synergy Technologies (" AST"), for the purpose of being involved in the distribution of food products and beverages. As a result, AST owns 100% interest in ASST.

(2) Creation of a new subsidiary

In June 2019, the Company created a new subsidiary called Asia Synergy Supply Chain ("ASSC") whereby the wholly owned subsidiary of the Company, Asia Synergy Data Solutions (" ASDS"), contributed a royalty-free licence of the Cubeler Lending Hub platform to ASSC in exchange for a 51% equity interest and where Jiangsu Zhongpu Jinrong Outsourcing Services Co. Ltd ("Zhongpu ") contributed its supply chain network for a 49% equity interest. As a result, Zhongpu owns a 49% non-controlling interest in ASSC.

The subsidiaries have an annual reporting date of December 31 and are incorporated in Canada, Hong Kong and China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

4.4 Foreign currency translation Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

18
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the date of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in a foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when fair value was determined.

4.5 Foreign operations

In the consolidated financial statements, all assets, liabilities and transactions of the entities with a functional currency other than Canadian dollars are translated into Canadian dollars upon consolidation. The functional currency of the entities has remained unchanged during the reporting period.

On consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

4.6 Segment reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the chief operating decision maker who is responsible for allocating resources and assessing the performance of the operating segments. The chief operating decision maker has been identified as the senior management team, which makes strategic and operational decisions.

For management purposes, the Company uses the same measurement policies as those used in its financial statements.

In addition, corporate assets which are not directly attributable to the business activities of any operating segments are not allocated to a segment. This primarily applies to the Company's headquarters.

19
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.7 Revenue recognition

Revenue arises mainly from the sale of goods and the rendering of financial services. To determine whether to recognize revenue, the Company follows a 5-step process:

- identifying the contract with a customer;

- identifying the performance obligations;

- determining the transaction price;

- allocating the transaction price to the performance obligations;

- recognizing revenue when performance of obligation is satisfied.

Revenue is recognized either at a point in time or over time when the Company satisfies performance. obligations by transferring the promised goods or services to its customers.

Financial services

Financial services revenues include interest revenue earned from commercial loans to small and medium-sized businesses and entrepreneurs and fees earned for services rendered to financial institutions to manage loans made to their customers.

Interest revenue earned from commercial loans is recorded using the effective interest rate method.

Service fees

Service fee revenues include fees earned for services rendered to financial institutions to help them find loan candidates, determine which potential or existing customers to lend to, manage their credit risk exposure, and help facilitate their credit transactions through the Company's technology platforms.

Service fees earned for services rendered to financial institutions over time is calculated based on a percentage of the value of the transactions associated with the services or in some cases, represent the price to obtain risk analysis or similar types of reports, charged either per report or on a subscription basis

20
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.7 Revenue recognition (Continued)

Supply chain services

Supply chain services revenue relates to services provided to supply chain participants to allow them to acquire the materials they need on credit.

The services include a bundle of three services:

- finding financing from financial institutions,

- finding materials suppliers,

- providing transportation and warehousing of the acquired materials

Supply chain service revenue is earned when the Company satisfies performance obligation for all three elements by transferring the service to its customers. At this point, the customer is invoiced as follow:

- Financing : A percentage of the value of the purchase order financed.

- Material suppliers: A percentage of the value of the purchase order.

- Transportation and warehousing: Price established on a case-by-case basis according to the characteristics of the purchase order; Location, quantity, storage time and others.

4.8 Assets held for resale

Assets held for sale are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than continuing use and a sale is highly probable. Assets designated as held for sale are accounted for at the lower

4.9 Current and deferred income taxes

Tax expense recognized in profit or loss when applicable comprises the sum of deferred tax and current tax not recognized directly in equity.

Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted by the end of the reporting period.

21
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.9 Current and deferred income taxes (Continued)

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with investments in subsidiaries is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided those rates are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be able to be utilized against future taxable income. This is assessed based on the Company's forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit. Deferred tax liabilities are always provided for in full.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized directly in the equity, in which case the related deferred tax is also recognized in equity.

4.10 Basic and diluted loss per share

Basic loss per share is calculated using the net loss and the weighted average number of outstanding shares during the year. Diluted loss per share is calculated by adjusting the weighted average number of outstanding shares, for the effects of all dilutive potential ordinary shares which include convertible debentures, options and warrants. Since the Company has incurred losses, the diluted loss per share is equal to the Basic loss per share due to the antidilutive effect of convertible debentures, options and warrants.

22
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.11 Financial instruments

The Company recognized a financial asset or a financial liability in its statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures a financial asset or a financial liability at its fair value plus or minus, transaction costs that are directly attributable to the acquisition of the financial asset or the financial liability where applicable.

Financial assets

The Company classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, based on its business model for managing the financial asset and the financial asset contractual cash flow characteristics. The three categories are defined as follows:

(a) Amortized cost - A financial asset is measured at amortized cost if both of the following conditions are met:

- the net asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

- the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(b) Fair value through other comprehensive income - Financial assets are classified and measure at fair value through other comprehensive income if they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets

(c) Fair value through profit or loss - Any financial assets that are not held in one of the two business models mentioned are measured at fair value through profit or loss.

When, and only when, the Company changes its business model for managing financial assets it must reclassify all affected financial assets.

The Company's financial assets comprised of cash, restricted cash, loans receivables, and debtors (except sales tax receivable) are measured at amortized cost.

23
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.11 Financial instruments (Continued)

Impairment of financial assets

The Company assess the impairment of its loans receivables using the expected credit loss model. The Company considers a broader range of information when assessing credit risk and measuring expected credit loss including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In assessing the loan performance, the Company uses the following definition to classifies a loan as in default.

For internal credit risk management purposes, the issuer considers a financial asset to be Stage 3 (credit impaired) for ECL calculations in accordance with the contractual terms of the financial asset.

As a part of a qualitative assessment of a counterparty's credit risk, the issuer also considers a variety of instances that may indicate unlikeliness to pay. This qualitative assessment is based on customer financial performance analysed by the entity lending software. The financial performance includes but is not limited to 1) the counterparty experiencing unusual liquidity constraints or 2) significant change in the entity cashflows.

A financial asset is deemed credit-impaired when one or more events with a detrimental impact on its estimated future cash flows have occurred. Such events could include but are not limited to 1) significant financial difficulty of the counterparty; 2) a breach of contract, such as a default or past-due event; or 3) the likelihood that the counterparty will enter bankruptcy or other financial reorganization.

At the end of each reporting period, the Company applies a three-stage forward looking impairment approach for its loans and debtors to measure the expected credit loss (ECL).

24
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.11 Financial instruments (Continued)

Determining the stage

The ECL three-stage impairment approach is based on the change in the credit quality of financial assets and the extent to which credit quality has or has not deteriorated significantly since initial recognition. If the credit risk and the credit quality of non- impaired financial instruments has not deteriorated significantly since initial recognition, these financial instruments are classified in Stage 1, and an allowance for credit losses is measured and recorded at an amount equal to

12-month expected credit loss. When there is a significant increase in credit risk and the credit quality has deteriorated significantly since initial recognition, these non-impaired financial instruments are migrated to Stage 2, and an allowance for credit losses is measured and recorded at an amount equal to lifetime expected credit losses. When one or more events that have a detrimental impact on the estimated future cash flows of a financial asset has occurred, the financial asset is considered credit-impaired and is migrated to Stage 3, and an allowance for credit losses equal to lifetime expected losses continue to be recorded or the financial asset is written off.

Interest income is calculated on the gross carrying amount for financial assets in Stages 1 and 2 and on the net carrying amount for financial assets in stage 3.

Measurement of Expected Credit losses (ECL)

ECLs are measured as the probability-weighted present value of all expected cash shortfalls over the remaining expected life of the financial instruments, and reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions is considered. The estimation and application of forward-looking information requires significant judgment. The cash shortfall is the difference between all contractual cash flows owed to the Company and all the cash flows that the Company expects to receive.

The measurement of ECLs is primarily based on the product of the financial instruments probability of default, loss given default, and exposure at default. Forward-looking macroeconomic factors such as credit default indices, interest rates and gross domestic product are incorporated into the risk parameters. The estimate of expected credit losses reflects an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes. Due to the short-term nature of the Company's commercial loans, the forward-looking macroeconomic factors are generally not important to the Company.

25
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.11 Financial instruments (Continued)

The Company applies experienced credit judgment to adjust the modelled ECL results when it becomes evident that known or expected risk factors and information were not considered in the credit risk rating and modelling process.

Financial liabilities

The Company's liabilities include accounts payable, advances and accrued liabilities, contingent compensation payable, conversion option, debentures, bonds and CEBA loan.

When the Company becomes a party to the contractual provisions of the financial instruments, these are initially measured at fair value adjusted for transaction costs unless the Company classified its financial liability at fair value through profit or loss (''FVTPL'').

Subsequently, financial liabilities are measures at amortized cost using the effective interest method except for the contingent compensation payable and conversion options classified at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss.

The liability and equity components of debentures are presented separately on the consolidated statements of financial position starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders' equity as equity component of convertible debentures. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statements of comprehensive loss.

26
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.12 Property and equipment

Property and equipment are initially recorded at acquisition cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company's management. Property and equipment are subsequently measured at cost less accumulated depreciation and impairment.

Depreciation is recognized on a straight-line basis using rates based on the estimated useful lives of the asset as follows:

Useful life

IT and office equipment	2-5 years
Vehicles and other equipment	3-5 years
Right-of-use assets	5-36 months

The assets' residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period.

4.13 Intangible assets

Intangible assets acquired separately are initially recognized at acquisition cost and are subsequently measured at cost less accumulated depreciation and impairment losses. Intangible assets acquired through business combination are measured at their fair value as at the date of acquisition.

Amortization is recognized on a straight-line basis using rates based on the estimated useful lives of the asset as follows:

Useful life

Fintech platforms	3-5 years
Loan servicing agreements	10 years

4.14 Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred.

27
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.15 Impairment of long-lived assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows called cash-generating units (CGUs). As a result, some assets are tested individually for impairment and some are tested at CGU level.

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset's fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant assets of the CGU).

4.16 Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events.

Provisions are recognized at the best estimate of the expenditure required to settle the present obligation at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

4.17 Equity

Capital stock represents the amount received on the issue of shares less incremental costs, net of tax, directly attributable to the issue of the shares. If shares are issued after share options or warrants are exercised, it also includes compensation costs previously recognized in contributed surplus.

Unit Placements ("Units")

The Company allocates the equity financing proceeds between common shares and warrants according to the relative fair value of each instrument. The fair value of the common shares is determined according to the market price of the shares on the Canadian Securities Exchange on the issuance date, and the fair value of the warrants is determined using the Black & Scholes pricing model.

Contributed surplus within equity includes amounts in connection with share options and warrants issued. When share options and warrants are exercised, the related compensation cost is transferred in capital stock.

28
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.17 Equity (Continued)

When conversion of debentures occurs, the related cost is transferred from equity component of convertible debentures to capital stock.

Deficit includes all current and prior period losses and the value of the extended warrants.

4.18 Share-based payments

The Company operates equity-settled share-based payment plans for its eligible directors, officers, employees and others providing similar services. None of the Company's plans features any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services received by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except warrants to brokers, agents and finders) are ultimately recognized as an expense in the profit or loss with a corresponding credit to contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing, are recognized as issuance costs and are presented as a reduction to the equity instruments with a corresponding credit to contributed surplus, in equity.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting year, based on the best available estimate of the number of share options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is an indication that adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if share options ultimately exercised are different to that estimated on vesting.

29
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.19 Leased assets

The Company recognized a right-of-use asset and a lease liability with respect to a lease on the date the underlying asset is available for use by the Company (hereafter, the "commencement date").

The right-of-use asset is initially measured at cost, which includes the initial lease liabilities adjusted for lease payments on or before the commencement date, plus initial direct costs incurred and an estimate of all of the costs for dismantling and removing the underlying asset, less any lease incentives received.

The right-of-use asset is amortized over the shorter of the estimated useful life of the underlying asset or the lease term on a straight-line basis. Additionally, the cost of a right-of-use asset is reduced by any accumulated impairment losses and, as appropriate, adjusted for any remeasurement of the related lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date over the lease payments to be made over the lease term, calculated using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as its discounting rate. The lease payments included in the lease liability include the following, in particular:

~~-~~ Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

~~-~~ Variable payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

~~-~~ Lease payments relating to extension options that the Company is reasonably certain it will exercise.

The Company has elected not to recognize separately non-lease components of leases for office space (buildings).

Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.

30
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

4.19 Leased assets (Continued)

The interest expense relating to lease liabilities is recognized in profit or loss using the effective interest method. New right-of-use assets and liabilities are non-cash transactions and thus excluded from the consolidated statement of cashflows.

The lease liability is remeasured when there is a change in future lease payments resulting from a change in an index or when the Company changes its measurement with respect to the exercise of a purchase, extension or termination option. The lease liability adjustment is adjusted against the related right-of-use asset or recorded in profit or loss if the right-of-use asset is reduced to zero.

Lease payments relating to leases for which the underlying asset is of low value are recognized on a straight-line basis as an expense in profit or loss. Low-value assets include computer equipment and small office furniture.

5 - CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts presented and disclosed in the consolidated financial statements.

Management reviews these estimates and assumptions on an ongoing basis based on historical experience, changes in business conditions and other relevant factors that it believes to be reasonable under the circumstances. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about the significant critical accounting estimates, judgments and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities and expenses is provided below.

31
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

5 - CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS (Continued)

5.1 Estimates

5.1.1 Share-based payments and warrants

The estimation of the fair value of options and warrants at the date of grant requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. Details of the assumptions used by the Company are given in notes 13 and 16.

5.1.2 Impairment of long-lived assets

Determining if there are any facts and circumstances as indicating impairment loss or reversal of impairment losses is a subjective process involving judgement and a number of estimates and assumptions in many cases.

5.1.3 Leases

Recognizing leases requires judgment and use of estimates and assumptions. Judgement is used to determine whether there is reasonable certainty that a lease extension or cancellation option will be exercised. Furthermore, management estimates are used to determine the lease terms and the appropriate interest rate to establish the lease liability.

5.1.4 Acquisition valuation method

The Company uses valuation techniques when determining the fair value of certain assets and liabilities acquired in a business combination. In particular, the fair value of the intangible assets, and contingent consideration is dependent on the outcome of many variables including the acquirees' future profitability.

5.2 Judgments

5.2.1 Deferred tax assets

The Company must use certain assumptions and important accounting judgments to determine if deferred taxes can be recognized. Management has to evaluate whether it is more likely than not that they will be realized, taking into consideration all probable elements at their disposal to determine if all or part of deferred taxes will be recognized. To determine this probability, certain factors have to be taken into account, notably the Company's projection of future taxable income and determine in which fiscal period these profits should materialize.

32
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

5 - CRITICAL ACCOUNTING ESTIMATES, JUDGMENTS AND ASSUMPTIONS (Continued)

5.2 Judgments (Continued)

5.2.2 Going concern

The assessment of the Company's ability to continue as a going concern and to have sufficient funds to pay its ongoing operating expenditures, meet its liabilities in the ongoing year, involve significant judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances. More information about the going concern is disclosed in note 2.

6 - BUSINESS COMBINATION

On January 1, 2019, the Company, through its subsidiary called Asia Synergy Credit Solutions ("ASCS"), transferred certain assets and personnel from Wuxi Wenyi Financial Services Co. Wenyi offers turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company position in the commercial lending market in China. The assets acquired are intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition was be accounted for using the acquisition method of accounting.

The maximum purchase price for this acquisition was estimated at $2,000,000, and the fair value of the consideration transferred at $489,000. The purchase price was to be settled with the issuance of a maximum of 2,000,000 shares of the Company if certain financial performance metrics of ASCS were achieved during the first 18 months of operations. In the event that 2,000,000 shares were to be issued after the 18-month period and the listed common share price of the Company is less than $1.00 at that time, the Company was to issue additional shares to bring the aggregate consideration value to $2,000,000.

The fair value of the consideration transferred was initially estimated at $489,000, based on management's financial projections for ASCS over the first 18 months of operations. The Company used a probability-weighted estimate to determined the number of shares to be issued based on certain financial performance metrics. The number of shares initially estimated to be issued represented management's estimate of an 80% probability that the financial performance metrics of ASCS would be achieved.

The market price ($0.30), used in the model, at which shares would be issued was estimated using the average historical price from the 6 months prior to the acquisition and the historical volatility over the payment term. The consideration was then discounted using the Chinese risk-free rate (4.8%). The Company considered that the risk of the projection being realized had already been taken into account through the probability-weighted estimated result.

33
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

6 - BUSINESS COMBINATION (Continued)

Fair value of consideration transferred	$
Issuance between 1,400,000 and 1,700,000 shares of the Company at a market price ranging from $0.30 to $0.60	489,000
Total consideration transferred (contingent compensation)	489,000

Gain on bargain purchase to profit and loss	941,000
1,430,000
Identifiable net assets acquired
Loan servicing agreements	1,430,000
Liabilities assumed	1,430,000
Identifiable total net assets
Goodwill on acquisition	1,430,000

At acquisition, the Company recognized a gain on bargain purchase of $941,000 for the difference between the value of the identified assets acquired and the estimated fair value of the consideration

The Company's valuation of the intangible assets acquired under the agreement was identified as loan servicing agreements. These have been amortized on a straight-line basis with a useful life of 10 years. Significant assumptions used in the determination of intangible assets, as defined by management, include month over month loan renewals, discount rate and operating income before depreciation and amortization margin.

As at December 31, 2019, the Company revised its estimation of the fair value of the contingent compensation. The re-evaluation process performed after the first year of operations of ASCS indicates that the financial performance criteria were achieved at 77.1% of the agreed target. As per the asset transfer agreement, the Company should have issued a total of 1,232,861 shares as a purchase price in 2019. Using the share price of the Company as at December 31, 2019, the share to be issued were valued at $493,414. Following administrative delay, it was agreed by both parties to postpone the issuance of the shares to 2020. Management initial financial projections for 2020 were maintained, based on the results obtained in 2019. The market share price used for the estimation of the fair value as at December 31, 2019 was established at $0.50 based on the current market price and the historical volatility of the Company.

34
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

6 - BUSINESS COMBINATION (Continued)

The initial conditional compensation liability of $489,000 was re-evaluated on December 31, 2019, at a fair value of $748,000 considering the past performance, forecasted results and projected market share price at issuance. The difference of $259,000 between the re-evaluated fair value of the remaining conditional compensation and the previously accounted amount was recognized as a change in fair value of the contingent compensation payable in the consolidated statements of comprehensive loss of the period.

The contingent liability relating to the 2019 shares that should have been issued, was classified as shares to be issued in the consolidated statements of changes in equity. The value of those shares was determined by using the market price as at December 31, 2019. The difference of $254,586 between the value of shares to be issued ($493,414) and the fair value of the contingent liability ($748,000) is presented as a short-term liability in the consolidated statements of financial position.

As at June 30, 2020 the first 18 months arrived at their end. Base on actual result the performance criteria were achieved at 46.6% of the agreed target during the first two quarters of 2020. As per the asset transfer agreement, the Company should have issued a total of 186,303 shares as a purchase price for the performance over the first two quarter of 2020. Base on market price as at June 30, 2020 and actual result an amount of $37,261 was recorded as shares to be issued. The difference of $217,325 between the contingent compensation prior valuation and the actual amount payable was recorded as a gain in the statement of comprehensive loss in the third quarter.

On November 11, 2020, the Company issued 317,663 common shares of the Company, at $0,40 per share, in part settlement ($127,065) of the consideration payable under the asset transfer agreement. As at December 31, 2020, there remains $403,610 of consideration payable under the asset transfer agreement which will be settled by the issuance of 1,022,337 common shares of the company issued at $0,40 per share.

There were acquisition-related costs which amounted approximately to $10,000 with respect to consulting and professional fees. These costs were not included as part of the consideration transferred and have been recognized as an expense in the consolidated statements of comprehensive loss for the year ended December 31, 2019.

During the years ending December 31, 2019, ASCS generated a profit of $202,769 before head-office management fees and revenue of $1,104,875.

35
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

7- LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

In May 2018 the Company established a licensed financial services' subsidiary in China named Asia Synergy Financial Capital ("ASFC") to provide various financial services to small and medium size enterprise and entrepreneurs. Those services include loans, which for the most part, are guaranteed by a third party and/or collateral assets. Interest revenue from the loans is accounted for as earned.

The Company true is subsidiary in Asia Synergy Financial Capital ("ASFC") provide loan to small and medium size entreprise and entrepreneurs.

The Company provide loans that are either guaranteed by a third party and/or collateral assets. The loans secured with collateral are either secured by second-hand vehicles or by the residential propery of the borrower. Loans that are not guaranteed by collateral asset are insured by a third party.

Loan guaranteed by second-hand vehicles.

The second-hand vehicles are valued by the company credit department before approving a loan. The loan value at inception represents typically between 50% to 80% of the collateral value. With an average of 78% as at December 31, 2020 (74% as at December 31, 2019) The Second-hand vehicles collateral value is evaluated at the beginning of the loan and periodically base on industry recognize use car guide which is validated by the company personnel, base on their knowledge, experience and inspection process before approval of the loan.

Loand guaranteed by second rank mortgage on residential property

Before approving a loan, the credit department of the company will assess the value of other mortgage took by other lendor on the residential property put as collateral by the possible lender. The loan value at inception represent typically between 25% and 32% of the collateral value exceeding the first rank mortgage took by other lender. The value of the residential property value is evaluated at at the beginning of the loan and periodically base on residential broker site, which is validated by the Company personnel, base on their knowledge, experience and inspection process before approval of the loan.

All the loan secured by a collateral asset are registered on the appropriate government regulated system.

36
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

7- LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

Credit Loan guaranteed by a third party

The Company loan to small and medium enterprises in the technology sector. Before approving the loan, the Company perform an initial credit evaluation. The credit evaluation include: the burrower company's credit profile, operating performance, financial statements, tax payments receipts records, shareholders structures and their individual credit rating. According to the result of the initial evaluation, the Company will proceed with the loan agreement signing with the SMEs borrowers. To mitigate the default risk in the case of any overdue situation incurred to those credit loans, a letter of guarantee must be signed also before the loan granted finally to SMEs borrowers. Accordingly, a 3rd party must accept to provide full guarantee coverage on any overdue principal and interest on behalf of the borrowers. The company will also perform on-going monitoring upon SMEs borrowers through visits, on-going monitoring upon SMEs borrowers in tech industry through visits, phone calls and follow-up on business models development.

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :
	2020-12-31	2019-12-31
	$	$
Principal balance loans receivables	20,009,105	19,789,583
Less expected credit loss (ECL)	(584,417)	(399,947)
Loan receivables net	19,424,688	19,389,636
Loans receivables maturing in less than 12 months	15,425,242	11,193,087
Loans receivables maturing in more than 12 months	3,999,446	8,196,549
Total loans	19,424,688	19,389,636

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables at December 31, 2020 , according to credit quality and ECL impairment stages.

37
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

7- LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows :

December 31, 2020
Credit loss
allocation
			Credit loss	applied -
			allocation	Residential
			applied - Auto	Property
			allocation	allocation
			applied	applied
		Provision %	car loan	Residential
Stage 1 : 1%		1.0%	1.0%	1.0%
Stage 2: 30%		30.0%	1.0%	1.0%
Stage 3 :100%		100.0%	13.0%	1.0%

		Gross Carrying	Allowance for	Net Carrying
		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	78.23%	15,652,125	(224,798)	15,427,327
Stage 2 Overdue 30-90 days	5.55%	1,110,537	(3,332)	1,107,205
Stage 3 Overdue> 90 days	16.22%	3,246,443	(356,287)	2,890,156
Total	100.00%	20,009,105	(584,417)	19,424,688

December 31, 2019			Credit loss
allocation
		Provision %	applied
Stage 1 : 1%		1.0%	8.0%
Stage 2: 30%		30.0%	7.0%
Stage 3 :100%		100.0%	33.0%

		Gross Carrying	Allowance for	Net Carrying
		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	88.48%	17,509,277	(11,615)	17,497,662
Stage 2 Overdue 30-90 days	6.40%	1,266,596	(25,382)	1,241,214
Stage 3 Overdue> 90 days	5.12%	1,013,710	(362,950)	650,760
Total	100.00%	19,789,583	(399,947)	19,389,636

38
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

7- LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

The loss allowance for loans to customers as at December 31, 2020, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - second hand vehicle
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at
December 31, 2019	11,615	25,382	328,005	365,002
Individual financial assets transferred to stage 2 (lifetime expected credit	(17)	509		492
Individual financial assets transferred Credit-impaired financial assets		(3,806)	137,974	134,168
New financial assets originated	(1,477)			(1,477)
Write-offs
Recoveries	(152)		78,307	78,155
Change in Credit loss allocation +
ECL % assumption	(9,821)	(20,205)	(192,993)	(223,019)
Loss allowance as at
December 31, 2020	148	1,880	351,293	353,321

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at
December 31, 2019
Individual financial assets transferred to stage 2 (lifetime expected credit	(98)	2,933		2,835
Individual financial assets transferred Credit-impaired financial assets		(1,489)	4,962	3,473
New financial assets originated	331			331
Write-offs
Recoveries
Change in Credit loss allocation +
ECL % assumption	62	8	32	102
Loss allowance as at December 31, 2020	295	1,452	4,994	6,741

39
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

7- LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

	Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at
December 31, 2019			34,945	34,945
Individual financial assets transferred to stage 2 (lifetime expected credit Individual financial assets transferred Credit-impaired financial assets New financial assets originated	209,791			209,791
Write-offs
Recoveries
Change in Credit loss allocation +
ECL % assumption	14,564		(34,945)	(20,381)
Loss allowance as at December 31, 2020	224,355			224,355

Total loss allowance as at December 31, 2020	224,798	3,332	356,287	584,417

The loss allowance for loans to customers as at December 31, 2019, reconciles to the opening loss allowance for that provision as follows:

	Product Type - second hand vehicle
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2018	22,469	93,543	33,054	149,066
Individual financial assets transferred to stage 2 (lifetime expected credit	(1,531)	40,441		38,910
Individual financial assets transferred Credit-impaired financial assets		(16,791)	342,646	325,854
New financial assets originated	12,399			12,399
Write-offs
Recoveries	(10,453)		(12,750)	(23,202)
Change in Credit loss allocation +
ECL % assumption	(11,270)	(91,810)		(103,080)
Loss allowance as at December 31, 2019	11,615	25,382	362,950	399,947

40
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

8 - DEBTORS

	2020-12-31	2019-12-31
	$	$
Sales tax receivable	21,011	27,663
Advances to companies, 1.55% to 1.7% per month (1,55% to 1.7% in 2019), payable on demand		392,210
Advance to a company	17,139	466,622
Accounts receivable	28,834,941	2,657,029
Safety deposits with guarantor (1)	692,766	370,699
Service deposit (2)	974,500
Subscription receivable	35,000
Advance to an affiliated company (notes 11 and 22)		17,758
	30,575,357	3,931,981

Debtors amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivables are written off when there is no reasonable expectation of recovery.

When measuring the expected credit losses other debtors, Advance to a company, safety deposit with guarantor, service deposit, subscription receivable and advance to an affiliated company, are assessed individually due to the short number of accounts. The expected loss rates are base on the payment profile of debtor assessed by the company lending hub system.

Debtors are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangement amongst other is considered indicators of no reasonable expectation of recovery. At December 31, 2020 an amount of $273,932 ($83,925 at December 31, 2019) was registered for expected credit loss for debtors.

(1) As per an agreement with certain loan insurance provider, ASCS, a subsidiary of the Company must maintain a deposit with a loan insurance provider representing 10% of the value of loans serviced by ASCS on behalf of the certain Commercial Bank guaranteed by loan insurer providers. ASCS third party financial partners and the Company's ASFC subsidiary have a three- way agreement in place with ASCS under which third party financial partner and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with a loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

41
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

8 - DEBTORS (Continued)

(2) As per an agreement signed with a third party, ASDS, a subsidiary of the company, provides a deposit to which will be used to help to get capital support from financial institutions such as banks and lenders in mainland China. The deposit will be returning to ASDS in the case of the cessation of the agreement.

9 - PROPERTY AND EQUIPMENT

	Right-of-use	Office
	assets	equipment	Vehicles	Total
		$	$	$
Gross carrying amount
Balance as at January 1,2020	897,453	106,196	205,358	1,209,007
Acquisition	239,032	16,140		255,172
Balance as at December 31, 2020	1,136,485	122,336	205,358	1,464,179

Accumulated amortization
Balance as at January 1, 2020	415,644	36,546	22,374	474,564
Amortization	406,762	36,820	50,112	493,694
Exchange differences	(22,339)	(3,014)	(8,096)	(33,449)
Balance as at December 31, 2020	800,068	70,353	64,391	934,809
Net carrying amount as at December 31, 2020	336,417	51,983	140,967	529,372

Gross carrying amount
Balance as at January 1, 2019		71,224	47,592	118,816
Adjustment on transition to IFRS 16	313,283			313,283
Acquisition	584,170	34,972	157,766	776,908
Balance as at December 31, 2019	897,453	106,196	205,358	1,209,007

Accumulated amortization
Balance as at January 1, 2019		3,194	2,826	6,020
Amortization	407,611	30,673	16,875	455,159
Exchange differences	8,033	2,679	2,673	13,385
Balance as at December 31, 2019	415,644	36,546	22,374	474,564
Net carrying amount as at December 31, 2019	481,809	69,651	182,984	734,443

42
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

10 - INTANGIBLE ASSETS

	Loan servicing
	servicing		Cubeler
	agreement	Gold River	Interface	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2020	1,430,000	2,461,348	1,354,774	5,246,122
Acquisition			1,058,285	1,058,285
Balance as at December 31, 2020	1,430,000	2,461,348	2,413,059	6,304,407

Accumulated amortization
Balance as at January 1, 2020	143,000	2,461,348	242,364	2,846,712
Amortization	143,000		236,850	379,850

Exchange differences			(86,032)	(86,032)
Balance as at December 31, 2020	286,000	2,461,348	393,182	3,140,530
Net carrying amount as at December 31, 2020	1,144,000	(0)	2,019,876	3,163,877

Gross carrying amount Balance as at January 1, 2019		2,461,348	747,940	3,209,288
Acquisition			606,834	606,834
Business acquisition (a)	1,430,000			1,430,000
Balance as at December 31, 2019	1,430,000	2,461,348	1,354,774	5,246,122

Accumulated amortization
Balance as at January 1, 2019		1,578,607	51,812	1,630,419
Amortization	143,000	298,552	153,527	595,079
Impairment loss (b)		584,189		584,189
Exchange differences			37,025	37,025
Balance as at December 31, 2019	143,000	2,461,348	242,364	2,846,712
Net carrying amount as at December 31, 2019	1,287,000	(0)	1,112,410	2,399,410

(a) A Business acquisition, as describe in note 6, was partially unpaid as at December 31, 2020. This acquisition was a non-cash transaction and has therefore been excluded from the consolidated statement of cash-flows.

(b) An impairment loss of $ Nil at December 31, 2020 ($584,189 at December 31, 2019) was recognized for the Gold River platform. The recoverable amount of the asset is $Nil at December 31, 2020, and December 31, 2019, determined using management expectation of the actual value of the future cash-flows generated by the platform. There is no evidence of predictable cash-flow from the platform at December 31, 2020.

43
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

11 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2020-12-31	2019-12-31
	$	$
Trade accounts payable and accruals	22,717,164	2,158,064
Advance from third party, annual interest 10%	1,391,001	1,880,146
Advance from a director, no interest (note 22)	270,911	298,400
Advance from third party, no interest	2,140,217	182,512
Advance to/from an affiliated company (notes 8 and 22)	40,134
New debentures to be issued		110,000
	26,559,427	4,629,122

12 - LEASE LIABILITIES

	2020-12-31	2019-12-31
	$	$
Balance - beginning of year	452,528	313,283
Additions	239,032	584,170
Accretion interest	30,426	44,868
Lease payments	(517,170)	(460,361)
Effect of exchange rate change on obligation	34,691	(29,432)
Balance - end of period	239,507	452,528
Current Portion	117,709	402,954
	121,798	49,574

Following is a summary of the Company's obligations regarding lease payments:

			Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$

As at December 31, 2020
Lease payments	116,864	120,922	-	237,786

As at December 31, 2019
Lease payments	417,620	50,579	-	468,199

44
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES

The movement in debentures during the years ended December 31, 2020 and December 31, 2019, was as follows:

	2020-12-31	2019-12-31
	$	$
Debenture issued of December 15, 2017, extended to December 2020		2,990,043
Debenture issued of December 19, 2018		231,238
Debenture issued of April 24, 2019	23,311	137,638
Debenture issued of January 15, 2020
Balance - end of year	23,311	3,358,919
Current portion	23,311	3,221,281
	-	137,638

13 a) i) Debenture issuance of December 15, 2017

On December 15, 2017, the Company placed a total of 1,200 units of debentures at $10,000 par unit for gross proceeds of $12,000,000. Each unit sold was comprised of $10,000 face value debentures plus 20,000 common share purchase warrants.

The Debentures were secured by a pledge on the aggregate assets of the Company, maturing on December 15, 2019, bearing interest at a nominal rate of 8% payable monthly. The Company used the residual value method to allocate the principal amount of the debenture between the liability and the contributed surplus. Under this method, an amount of $2,721,260 (net of transaction costs) related to the warrants issued was applied to contributed surplus. The fair value of the liability component was $9,005,148 computed as the present value of future principal and interest payments discounted at a rate of 25%. The debentures allow their subscribers to surrender part or all of the amount invested in the debentures to exercise their warrants and purchase common shares of the Company any time prior to maturity, subject to certain terms and conditions, at a price of $0.50 per common share. The units contain a ''forced warrant conversion'' feature under which 50% of the face value of the debenture will automatically be surrendered to exercise 50% of the warrants if the Company common shares trade at $1.50 or more for 3 consecutive trading days, and 100% if the Company's common shares trade at $2.00 or more for 3 consecutive days.

45
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 a) i) Debenture issuance of December 15, 2017 (Continued)

The movement during the period ended December 15, 2019, relating this debenture can be summarised as follows:

2019-12-15
$
Balance, beginning of year	3,343,820
Accretion of debentures	475,159
Surrendering of debentures for exercise of warrants (1)	(264,200)
Surrendering of debentures paid in cash	(40,000)
Issuance cost (2)	25,221
Balance, as at December 15, 2019	3,540,000

1) At the issuance date, a total of 24,000,000 warrants were included as part of the unit's debenture. 19,100,000 warrants were transferred from existing warrant holders to the debentures' subscribers, for which the original warrants holders received 250,000 stock options as compensation, and 4,900,000 additional warrants were newly issued. On the same date the debentures were issued, some debenture subscribers surrendered their debentures for a total face value of $6,350,000 to exercise 12,700,000 warrants at a price of $0.50.

2) Issuance costs are related to legal expenses, broker commissions and stock options value to directors and officers

13 a) ii) Debenture issuance of December 15, 2017, extended to December 2020

On or before the maturity date of December 15, 2019, the company reached an agreement with holders of the debenture to extend the maturity of the debenture on December 15, 2020, at the same terms and conditions. At that time, the remaining face value of debentures was $3,540,000.

The remaining 7,080,000 remaining warrants at maturity accompanying the debenture were replaced by new warrants with the same attributes, except that they will expire on December 15, 2020, to coincide with the new maturity date of the debenture. For each warrant that is tied to the debenture, debenture holders will also receive an additional warrant that will allow them to acquire common shares of the Company at a price of $0.80 per share at any time for a period of 24 months from their date of issuance.

46
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 a) ii) Debenture issuance of December 15, 2017, extended to December 2020

An exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The renegotiation created a debt extinction for accounting purposes. The initial debt was derecognized and a new debt recognized at fair value, creating a loss on extinction of debt of $816,793.

The Company used the residual value method to allocate the principal amount of the debenture between the liability and the equity component. Under this method, an amount of $1,388,668 related to the conversion features and the warrants issued were applied to contributed surplus only computed as the present value of future principal and interest discounted at a rate of 30%.

The value attributed to the replacement warrants is $702,010. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.40
Expected life	1 year
Risk-free interest rate	1.71%
Expected volatility (1)	82%
Dividend	0%
Exercise prices at the date of grant	$0.50

The value attributed to the additional warrants is $686,659. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.40
Expected life	2 years
Risk-free interest rate	1.71%
Expected volatility (1)	79%
Dividend	0%
Exercise prices at the date of grant	$0.80

47
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 a) ii) Debenture issuance of December 15, 2017, extended to December 2020

The movement during the years ended December 31, 2020 and December 31, 2019, relating this debenture can be summarised as follows:

	2020-12-31	2019-12-31
	$	$
Balance, beginning of year	2,990,043	3,540,000
Derecognition of original debt		(3,540,000)
Fair market value of renegotiate debentures at fair market value		2,968,124
Accretion of debentures	446,524	21,919
Surrendering of debentures for exercise of warrants	(3,436,567)
Balance at the end	-	2,990,043

During the year ended December 31, 2020, 7,080,000 warrants were exercised at a price of $0.50 per share following surrendering of debentures for a total face value of $ 3,540,000.

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

13 b) Debenture issuance of December 19, 2018

On December 19, 2018, the Company placed 51 units of unsecured convertible debentures at $10,000 per unit for a gross proceeds of $510,000. Each unit sold was comprised of $10,000 face value debentures, maturing on December 19, 2020, bearing interest at a nominal rate of 8% payable monthly, plus 1,000 purchase warrants exercisable into Company common shares at $1.00 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at a price of $0.50 per common share.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $2.00 or more for 3 consecutive trading days.

48
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 Debenture issuance of December 19, 2018 (Continued)

The Company used the residual value method to allocate the principal amount of the debentures between the liability, equity component of debentures and the contributed surplus. Under this method, an amount of $93,940 and $3,578 (net of transaction costs) related to the conversion features and the warrants issued was applied to the equity component of debenture and contributed surplus (respectively). The fair value of the liability component was $396,672 computed as the present value of future principal and interest discounted at a rate of 22%.

The movement during the years ended December 31, 2020 and December 31, 2019, relating this debenture can be summarised as follows:

	2020-12-31	2019-12-31
	$	$
Balance at the beginning	231,238	398,015
Addition
Issuance costs (1)	1,348	11,298
Accretion of debentures	24,836	38,744
Conversion of debentures	(257,422)	(216,819)
Balance at the end	-	231,238

1) Issuance costs are related to legal expenses and broker commissions.

During the year ended December 31, 2020, $260,000 (year ended December 31, 2019, $250,000) face value of debentures were converted to 520,000 (year ended December 2019 - 500,000) common shares of the Company at a price of $0.50 per share (notes 16.2 (g) and 16.3 (g)).

13 c) Debenture issuance of April 24, 2019

On April 24, 2019, the Company placed 28 units of unsecured convertible debentures at $10,000 per unit for gross proceeds of $280,000. Each unit sold comprised of $10,000 face value debentures, maturing on April 24, 2021, bearing interest at a nominal rate of 8% payable monthly, plus 20,000 purchase warrants exercisable into Company common shares at $1.00 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at the lower of $0.50 per common share or at the market price per common share prevailing at the time of conversion.

49
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 c) Debenture issuance of April 24, 2019 (Continued)

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $2.00 or more for 3 consecutive trading days.

The 560,000 share purchase warrants were repriced with an exercise price of $0.50 on October 2, 2019, with the same expiry date of April 26, 2021.

Peak also granted 7,500 finder's compensation warrants to eligible persons who helped place the debenture units entitling them to purchase a number of Peak common shares equal to 2.5% of the value of debentures they help place, at a price of $0.50 per common share for a twenty-four- month period following the closing date.

The fair value of the overall financial instrument corresponds to the individual fair value of each different component. Fair value amounts of $39,076 and $43,107 were ascribed to the conversion feature and the warrants issued respectively and these amounts were applied to the conversion option and contributed surplus. The fair value of the liability component was $197,817 computed as the present value of future principal and interest discounted at a rate of 30%.

The fair value of the warrants of $43,107 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.40
Expected life	2 years
Risk-free interest rate	1.62%
Expected volatility (1)	78.6%
Dividend	0%
Exercise price at the date of grant	$1.00

The fair value of the 7,500 finder's warrants was $1,482 that was recoded as consulting fees in the consolidated statements of comprehensive loss.. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.40
Expected life	2 years
Risk-free interest rate	1.62%
Expected volatility (1)	78.6%
Dividend	0%
Exercise price at the date of grant	$0.50

50
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 c) Debenture issuance of April 24, 2019 (Continued)

The movement during the years ended December 31, 2020 and December 31, 2019, relating this debenture can be summarised as follows:

	2020-12-31	2019-12-31
	$	$
Balance at the beginning	137,638
Addition		280,000
Conversion option		(24,423)
Contributed surplus		(43,107)
Accretion of debentures	23,452	18,020
Conversion of debentures	(137,779)	(92,852)
Balance at the end	23,311	137,638

During the year ended December 31, 2020, $150,000 (year ended December 31, 2019, $105,000) face value of debentures were converted to 300,000 (year ended December 2019 - 210,000) common shares of the Company at a price of $0.50 per share (notes 16.2 (g) and 16.3 (g)).

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

13 d) Debenture issuance of January 15, 2020

On January 15, 2020, the Company placed 16 units of unsecured convertible debentures at $10,000 per unit for a gross proceeds of $160,000. Each unit sold is comprised of $10,000 face value debentures, maturing on January 15, 2021, bearing interest at a nominal rate of 8% payable monthly, plus 20,000 purchase warrants exercisable into Company common share at $0.80 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at a price of $0.50 per common share.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $1.50 or more for 5 consecutive trading days.

51
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 d) Debenture issuance of January 15, 2020 (Continued)

The Company used the residual value method to allocate the principal amount of the debentures between the liability, the equity component of debentures and the warrants issued. Under this method, the principal amount was first allocated to the fair value of the liability component, the balance was then apportioned to the equity conversion feature and the warrants by pro-rating their respective fair values. The fair value of the liability component was $139,320 computed as the present value of future principal and interest discounted at a rate of 25%. Fair values of $54,263 and $65,015 (net of transaction costs) were ascribed to the conversion feature and the warrants issued respectively, resulting in allocations of $9,408 and $11,273 being applied to the equity conversion feature and contributed surplus respectively.

The fair value of the warrants of $65,015 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.40
Expected life	2 years
Risk-free interest rate	1.63%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$0.80

The movement during the years ended December 31, 2020 and December 31, 2019, relating this debenture can be summarised as follows:

	2020-12-31	2019-12-31
	$	$
Balance at the beginning
Addition	160,000
Equity component of debentures	(9,408)
Contributed surplus for warrants	(11,273)
Accretion of debentures	15,250
Conversion of debentures	(154,569)
Balance at the end	-	-

During the year ended December 31, 2020, $160,000 (year ended December 31, 2019, $Nil) face value of debentures were converted to 320,000 (year ended December 2019 - Nil) common shares of the Company at a price of $0.50 per share (note 16.2 (g)).

52
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

13 - DEBENTURES (Continued)

13 d) Debenture issuance of January 15, 2020 (Continued)

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

14 - BONDS

On May 29, 2020, the Company has placed 400 units of secured corporate bonds at $1,000 per unit. Each unit sold was comprised of $1,000 face value bonds, redeemable on June 10, 2023, bearing interest at a nominal rate of 10% payable monthly, plus 20 purchase warrants exercisable into Company common share at $1.00 per share for a period of 36 months from the date of issuance.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty").

The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company. The set aside amount at December 31, 2020, is $80,091 and is presented under Cash in the Consolidated statements Financial Position.

Bonds are secured by a pledge on the aggregate assets of the Company, maturing on May 29, 2023. The value of the assets pledge as gurantee are valued at 23,700,000$. The Company used the residual value method to allocate the principal amount of the bond between the liability and the contributed surplus. Under this method, an amount of $64,896 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $ 227,569 computed as the present value of future principal and interest payments discounted at a rate of 22%.

53
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

14 - BONDS (Continued)

The fair value of the warrants of $614 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0,30
Expected life	3 years
Risk-free interest rate	0.29%
Expected volatility (1)	83.12%
Dividend	0%
Exercise price at the date of grant	$1.00

The Company also granted 57,000 compensation warrants to eligible persons who helped place the bonds units entitling them to purchase a number of Peak common shares equal to 8,0% of the value of debentures they help place, at a price of $0.50 per common share for a thirty-six-month period following the closing date.

The fair value of the compensation warrants of $6,995 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions and was presented as issuance cost of the bonds:

Share price at the date of grant	$0,30
Expected life	3 years
Risk-free interest rate	0.29%
Expected volatility (1)	83.12%
Dividend	0%
Exercise price at the date of grant	$0,50

The movement during the years ended December 31, 2020 and December 31, 2019, relating this bond can be summarised as follows:

	2020-12-31	2019-12-31
	$	$
Balance at the beginning
Addition	400,000
Accretion of bonds	13,789
Amortisation of initial costs	17,575
Contributed surplus for warrants	(64,896)
Issuance costs	(107,535)
Balance at the end	258,933	-

54
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

15 - CEBA LOAN (Canada Emergency Business Account)

The Company applied and received on April 15, 2020, $40,000 under the Canada Emergency Business Account ( CEBA) Under this program providing interest-free loans, repaying the balance of the loan on or before December 31, 2022, will result in loan forgiveness of 25% ($10,000), which is the intention of the company.

16 - SHAREHOLDERS' EQUITY

16.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 10 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

16.2 Description of the shareholders' equity operations during the current year

a) On February 3, 2020, the Company closed a private placement consisting of the sale of 1,440,000 units (a ''Unit'') at a price of $0.40 per Unit for proceeds of $576,000. Each unit consists of one (1) common share and half (1/2) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $1.00 each for a period of twenty-four (24) months from the date of issuance.

$55,782. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.45
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	78,2%
Dividend	0%
Exercise price at the date of grant	$1.00

b) On April 4, 2020, the Company closed a private placement consisting in the sale of 300,000 shares at a price of $0.25 per shares for gross proceeds of $75,000.

55
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.2 Description of the shareholders' equity operations during the current year (Continued)

c) On July 22, 2020 and August 24, 2020, the Company closed a private placement consisting in the sale of 3,850,000 and 13,745,000 units respectively at a price of $0.20 per shares for gross proceeds of $3,519,000. Each unit is composed of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $0.25 for a period of 24 months following the closing date of the offering.

The fair value of the 3,850,000 warrants was $462,452. The fair value attributed to contributed surplus was $288,926. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.25
Expected life	2 years
Risk-free interest rate	0.27%
Expected volatility (1)	90,8%
Dividend	0%
Exercise price at the date of grant	$0.25

The fair value of the 13,745,000 warrants was $3,416,230. The fair value attributed to contributed surplus was $1,077,259. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share price at the date of grant	$0.395
Expected life	2 years
Risk-free interest rate	0.29%
Expected volatility (1)	100%
Dividend	0%
Exercise price at the date of grant	$0,25

Peak also granted 268,000 broker warrants to eligible persons who helped place the private placements entitling them to purchase a number of Peak common shares at a price of $0.25 per common share for a twenty-four-month period the issuance.

56
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.2 Description of the shareholders' equity operations during the current year (Continued)

The fair value of the 268,000 warrants was $65,725 which was recorded in share issue costs and have been disclosed as a reduction in share capital in the consolidated statements of changes in equity with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$0.395
Expected life	2 years
Risk-free interest rate	0.29%
Expected volatility (1)	100%
Dividend	0%
Exercise price at the date of grant	$0,25

In connection with the private placement, the Company paid a cash finder's fees representing 8% of the value of the private placement for a total of $119,500 which have been recorded in share issue costs and disclosed as a reduction in share capital in the consolidated statements of changes in equity.

d) On October 5, 2020, the Company closed a private placement consisting in the sale of 1,250,000 units at a price of $0.40 per shares for gross proceeds of $500,000. Each unit is composed of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $0.40 for a period of 24 months following the closing date of the offering.

The fair value of the 1,250,000 warrants was $321,980. The value attributed to contributed surplus was $180,739. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.45
Expected life	2 years
Risk-free interest rate	0.24%
Expected volatility (1)	103.4%
Dividend	0%
Exercise price at the date of grant	$0.40

57
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.2 Description of the shareholders' equity operations during the current year (Continued)

e) On November 18, 2020, the Company issued 317,663 common shares to settle $127,065 of compensation payable related to a business acquisition by the Company (note 6).

f) During the year ended December 31, 2020, $3,540,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.50 per share pursuant to the private placement closed in December 2017. At the date of conversion these debentures had a fair value totalling $3,436,566. The Company therefore issued 7,080,000 common shares at a price of $0.49 per share to the debenture holders and recorded $3,436,566 in share capital. In addition, a corresponding residual value of $702,010 attributed to these warrants was transferred to capital stock from contributed surplus.

g) During the year ended December 31, 2020, $570,000 of secured debentures with an a price of $0.50 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $549,770. The Company therefore issued 1,140,000 common shares at a price of $0.48 per share to the debenture holders and recorded $549,770 in share capital. In addition, amounts of $57,299 and $20,934 related to these debenture conversions, were transferred to capital stock from the equity component of convertible debentures in consolidated statements of changes in equity and from conversion options in the consolidated statement of financial position, respectively.

h) During the year ended December 31, 2020, the Company issued 7,135,812 common shares at an average exercise price of $0.41 per share to settle $2,920,196 of debts related to services received by the Company. Of this $483,744 was recorded as a reduction of accounts payable and other liabilities in the consolidated statement of financial position and $1,651,702 was recorded in consulting fees and $784,750 in loss on settlement of debt in the consolidated statements of comprehensive loss.

i) During the year ended December 31, 2020, the Company issued 9,184,000 common shares at an average exercise price of $0.31 per share for total proceeds of $2,783,139 upon the exercise of share purchase warrants, and $1,144,399 related to exercised warrants were transferred from contributed surplus to share capital (note 16.4).

j) During the year ended December 31, 2020, the Company granted 6,712,000 compensation warrants to service providers in return for the provision of sevices to the Company at a weighted average exercise price of $0.425 per common share with issuance periods ranging from twelve to thirty six months.

58
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.2 Description of the shareholders' equity operations during the current year (Continued)

The fair value of the 6,712,000 warrants totalled $1,645,988, of which $101,520 was recorded as public relations expenses and $1,537,473 was recorded as consulting fees in the consolidated statements of comprehensive loss, with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$0.476
Expected life	1.63 years
Risk-free interest rate	0.27%
Expected volatility (1)	110.6%
Dividend	0%
Exercise price at the date of grant	$0.425

k) During the year ended December 31, 2020, the Company issued 522,500 common shares at an average exercise price of $0.50 per share for total proceeds of $261,250 upon the exercise of stock options, and $84,690 related to exercised stock options were transferred from contributed surplus to share capital (note 16.5).

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

59
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.3 Description of the shareholders' equity operations during the previous year

a) On July 16, 2019, the Company closed a private placement consisting in the sale of 140,000 units (a ''Unit'') at a price of $0.50 per Unit for a proceed s of $70,000. Each unit consists of one (1) common share and one (1) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $0.80 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 140,000 warrants was $13,949. The value attributed to these warrants was $19,948. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.25
Expected life	2 years
Risk-free interest rate	1.56%
Expected volatility (1)	125%
Dividend	0%
Exercise price at the date of grant	$0.8

b) On August 28, 2019, the Company closed a private placement consisting in the sale of 2,280,000 units (a "Unit") at a price of $0.25 per Unit for a proceed s of $570,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each full warrant entitles the holder to purchase one share of the Company at the price of $0.50 each for a period of 12 months from the date of issuance.

The fair value of the 1,140,000 warrants was $82,435. The value attributed to these warrants was $72,019. The fair value was calculated using the Black & Scholes option pricing model and the following weighted and the following weighted average assumptions:

Share price at the date of grant	$0.25
Expected life	1 year
Risk-free interest rate	1.39%
Expected volatility (1)	124%
Dividend	0%
Exercise price at the date of grant	$0.5

c) In September 2019, the Company issued 475,000 and 25,000 common shares as a result of the conversion of debentures previously issued in April 2019 at prices of $0.20 and $0.40 respectively for a total face value of $105,000 of debentures. Part of this issuance, an amount of $14,654 was transferred from conversion option liability to capital stock.

60
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.3 Description of the shareholders' equity operations during the previous year (Continued)

d) In September 2019, the Company issued 500,000 common shares as a result of conversion of debentures previously issued in December 2018 at a price of $0.50 for a total face value of $250,000 of debentures. Part of this issuance, an amount of $46,049 was transferred from equity component of convertible debentures to capital stock.

e) Also on September 24, 2019, the Company repriced a total of 2,900,000 share purchase warrants that had an original exercise price of $1.00 to $0.50. The expiry date, which remains the same, is May 7, 2020.

f) In November 2019 , $ 270,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.50 per share pursuant to the private placement closed in December 2017. The Company therefore issued 540,000 common shares at a price of $0.50 per share to the debenture holders. A corresponding residual value of $70,299 attributed to warrants was transferred to capital stock.

g) During the year ended December 31, 2019, the Company issued 1,000,000 common shares of the Company at a prices ranging from $0.20 to $0.50 per share pertaining to the conversion of $355,000 of secured debentures.

h) During the year ended December 31, 2019, the Company issued 420,000 common shares at $0.50 per common share and 165,000 common shares at $0.20 per common share to settle a total of $243,000 of debt related to consulting services received by the Company.

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options for each evaluation of fair value using the Black & Scholes option pricing model.

61
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.4 Warrants

Outstanding warrants entitle their holders to subscribe to an equivalent number of common shares as follows:

		2020-12-31		2019-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	19,069,500	0.610	11,626,036	0.630
Granted	26,930,000	0.328	8,927,500	0.743
Expired	(1,430,000)	0.500	(7,944,036)	0.531
Extended	1,140,000	0.500	7,080,000	0.500
Exercised (1)	(16,384,000)	0.390	(620,000)	0.500
Outstanding and exercisable, end of period	29,325,500	0.483	19,069,500	0.610

(1) As at December 31, 2020, 120,000 warrants were exercises during the year but the corresponding shares were not issued. The value of those share to be issued are classified as equity to be issued.

62
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

16 - SHAREHOLDERS' EQUITY (Continued)

16.4 Warrants (Continued)

As of December 31, 2020 and December 31, 2019, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

		2020-12-31		2019-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
May 2020	-	-	290,000	0.500
August 2020	-	-	1,140,000	0.500
December 2020	-	0.500	7,101,000	0.500
December 2020	-	1.000	51,000	1.000
February 2021	1,000,000	0.500	-	-
April 2021	7,500	0.500	7,500	0.500
April 2021	370,000	0.500	560,000	0.500
July 2021	100,000	0.800	140,000	0.800
September 2021	610,000	0.400	-	-
October 2021	100,000	0.400	-	-
October 2021	250,000	0.750	-	-
November 2021	1,000,000	0.750	-	-
December 2021	6,600,000	0.800	7,080,000	0.800
January 2022	300,000	0.800	-	-
February 2022	720,000	1.000	-	-
February 2022	-	0.500	-	-
June 2022	386,667	0.500	386,667	0.500
June 2022	580,000	0.570	580,000	0.570
June 2022	333,333	0.610	333,333	0.610
June 2022	1,400,000	1.200	1,400,000	1.200
July 2022	2,390,000	0.250	-	-
August 2022	10,334,000	0.250	-	-
October 2022	2,300,000	0.400	-	-
October 2022	500,000	0.750	-	-
May 2023	36,000	0.500	-	-
May 2023	8,000	1.000	-	-
	29,325,500		19,069,500

63
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

Share options and weighted average exercise prices are as follows for the reporting periods presented:

		2020-12-31		2019-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	5,102,500	0.680	4,190,000	0.740
Granted	4,561,000	0.623	1,580,000	0.520
Expired	(380,000)	0.500		0.000
Forfeited	(57,500)	0.500	(667,500)	0.660
Exercised	(522,500)	0.500		0.000
Outstanding end of period	8,703,500	0.668	5,102,500	0.680

Exercisable end of period	3,782,000	0.740	3,626,250	0.750

64
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (Continued)

The table below summarizes the information related to outstanding share options as at December 31, 2020

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
May 25, 2021	0.500	15,000	5 months
July 8, 2021	0.850	1,050,000	7 months
June 1, 2022	1.050	780,000	1 years and 6 months
November 27, 2022	0.550	37,500	1 year and 11 months
December 15, 2022	0.800	342,500	2 years
April 16, 2023	0.500	10,000	2 years and 4 months
June 5, 2020	0.500	727,500	2 years and 6 months
November 28, 2023	0.500	75,000	2 years and 11 months
May 27, 2024	0.500	995,000	3 years and 5 months
September 5, 2024	0.500	20,000	3 years and 9 months
November 1, 2024	0.550	100,000	3 years and 11 months
November 12, 2024	0.500	10,000	3 years and 11 months
June 11, 2025	0.500	1,491,000	4 years and 6 months
August 7, 2025	0.225	500,000	4 years and 8 months
October 28, 2025	0.750	2,450,000	4 years and 10 months
November 6, 2025	1.350	100,000	4 years and 11 months
		8,703,500

65
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (Continued)

The table below summarizes the information related to outstanding share options as at December 31, 2019

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
May 2020	0.500	640,000	5 months
December 2020	0.500	250,000	1 years
May 2021	0.500	15,000	1 years and 5 months
July 2021	0.850	1,050,000	1 years and 7 months
June 2022	1.050	717,500	2 years and 6 months
November 2022	0.550	37,500	2 years and 11 months
December 2022	0.800	342,500	3 years
April 2023	0.500	10,000	3 years and 4 months
June 2023	0.500	727,500	3 years and 6 months
November 2023	0.500	75,000	3 years and 11 months
May 2024	0.500	995,000	4 years and 5 months
May 2024	1.050	62,500	4 years and 5 months
September 2024	0.500	20,000	4 years and 9 months
November 2024	0.500	60,000	4 years and 11 months
November 2024	0.550	100,000	4 years and 11 months
		5,102,500

During the year ended December 31, 2020, the Company recorded an expense of $542,832 related to stock-based compensation (year ended December 31, 2019 - $378,094). The offset was credited to contributed surplus.

66
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (Continued)

17.1 Share-based payments granted to directors and employees during current year

a) On June 11, 2020 the Company granted options to acquire 1,511,000 common shares at a price of $0.50 to certain directors and employees.

The shares vest over a two-year period and are exercisable over a period of five years expiring in June 2025.

The fair value of the options granted to certain directors and employees amounted to $236,415 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.25
Expected life	5 years
Risk-free interest rate	0.38%
Volatility (1)	97,8%
Dividend	0%
Exercise price at the date of grant	$0.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

b) On August 7, 2020 the Company granted options to acquire 500,000 common shares at a price of $0.225 to a director.

The shares vest over a two-year period and are exercisable over a period of five years expiring in August 2025.

67
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (Continued)

17.1 Share-based payments granted to directors and employees during current year (Continued)

The fair value of the options granted to certain directors and employees amounted to $72,511 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.20
Expected life	5 years
Risk-free interest rate	0.41%
Volatility (1)	100,3%
Dividend	0%
Exercise price at the date of grant	$0.225

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

c) On October 28, 2020 the Company granted options to acquire 2,450,000 common shares at a price of $0.75 to certain directors and employees.

The shares vest over a two-year period and are exercisable over a period of five years expiring in October 2025.

The fair value of the options granted to certain directors and employees amounted to $1,421,246 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.74
Expected life	5 years
Risk-free interest rate	0.37%
Volatility (1)	110.51%
Dividend	0%
Exercise price at the date of grant	$0.75

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

68
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (Continued)

17.2 Options granted to consultants during current year

a) On November 6, 2020, the Company granted 100,000 options to CHF Investors Relations Inc. As part of an investors relations agreement at an exercise price of $1,35 per share. The options are vesting over twelve months following the date of granting and will be exercisable over a period of five years expiring in November 2025. The fair value of the options granted amounted to $84,857 and was determined using the Black & Scholes option pricing model and the following assumptions:

Share price at the date of grant	$1.06
Expected life	5 years
Risk-free interest rate	0.48%
Volatility (1)	120%
Dividend	0%
Exercise price at the date of grant	$1,35

17.3 Share-based payments granted to directors and employees during the previous year

a) On February 12, 2019, the Company granted options to acquire 75,000 common shares at a price of $0.50 to certain employees. The fair value of the options granted to certain employees amounted to $29,486 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in November 2023.

Share price at the date of grant	$0.45
Expected life	4 years and 8 months
Risk-free interest rate	1.79%
Volatility (1)	140%
Dividend	0%
Exercise price at the date of grant	$0.50

b) On May 27, 2019, the Company granted options to acquire 895,000 common shares at a price of $0.50 to certain employees and directors. The fair value of the options granted to certain directors and employees amounted to $274,599 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

69
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (Continued)

17.3 Share-based payments granted to directors and employees during the previous year (Continued)

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in May 2024.

Share price at the date of grant	$0.35
Expected life	5 years
Risk-free interest rate	1.48%
Volatility (1)	144%
Dividend	0%
Exercise price at the date of grant	$0.50

c) On September 5, 2019, the Company granted options to acquire 20,000 common shares at a price of $0.50 to certain employees . The fair value of the options granted to certain employees amounted to $8,605 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in September 2024.

Share price at the date of grant	$0.45
Expected life	5 years
Risk-free interest rate	1.28%
Volatility (1)	139%
Dividend	0%
Exercise price at the date of grant	$0.50

d) On November 15, 2019, the Company granted options to acquire 50,000 common shares at a price of $0.50 to certain employees . The fair value of the options granted to certain employees amounted to $19,820 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

70
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17 - SHARE-BASED PAYMENTS (Continued)

17.3 Share-based payments granted to directors and employees during the previous year (Continued)

The shares are vesting over a two-year period and are exercisable over a period of five years expiring in September 2024.

Share price at the date of grant	$0.45
Expected life	5 years
Risk-free interest rate	0
Volatility (1)	140%
Dividend	0%
Exercise price at the date of grant	$0.50

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

17.4 Options granted to consultants during the previous year

a) On January 7, 2019, the Company granted 30,000 options to eligible consultants at an exercise price of $1.00 per share. The options vested at the date of granting and will be exercisable over a period of five years expiring in January 2024. The fair value of the options granted amounted to $20,300 and was determined by management by comparing similar services on the market.

b) On May 1, 2019, the Company granted 100,000 options to CHF Investors Relations Inc. As part of an investors relations agreement at an exercise price of $0.50 per share. The options are vesting over twelve months following the date of granting and will be exercisable over a period of five years expiring in May 2024. The fair value of the options granted amounted to $30,283 and was determined using the Black & Scholes option pricing model and the following assumptions:

Share price at the date of grant	$0.35
Expected life	5 years
Risk-free interest rate	1.55%
Volatility (1)	137%
Dividend	0%
Exercise price at the date of grant	$0.50

71
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

17- SHARE-BASED PAYMENTS (Continued)

17.4 Options granted to consultants during the previous year (Continued)

c) On May 1, 2019, the Company granted two (2) sets of options to a consultant to acquire 300,000 common shares (150,000 each set) at the price of the higher of $0.50 per share and a price that is 20% higher than the Company stock prices on the last trading day immediately preceding the date of the issuance of the stock option. Each option will vest on the achievement of a minimum of measurable revenue targets that the consultant must help the Company achieve. If vested, the options will expire on May 1st, 2024. The fair value of the options granted amounted to $18,000 and was determined by management by comparing with similar services on the market. On December 31, 2019 it was mutually agreed to terminate the consulting agreement. Therefore the issued options were forfeited.

d) On November 1, 2019, the Company granted 100,000 options to CHF Investors Relations Inc. As part of an investors relations agreement at an exercise price of $0.50 per share. The options are vesting over twelve months following the date of granting and will be exercisable over a period of five years expiring in November 2024. The fair value of the options granted amounted to $44,058 and was determined using the Black & Scholes option pricing model and the following assumptions:

Share price at the date of grant	$0.5
Expected life	5 years
Risk-free interest rate	1.46%
Volatility (1)	140%
Dividend	0%
Exercise price at the date of grant	$0.55

g) On November 11, 2019, the Company granted 10,000 options to a consultant at an exercise price of $0.50 per share as part of their consulting agreement. The options vest over a two-year period and are exercisable over a period of five years following the date of granting. The fair value of the options granted to consultant amounted to $9,030 and was determined by management by comparing with similar services on the market.

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

72
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

18 - INCOME TAXES

Significant tax expense (income) components

The significant tax expense (income) components are detailed as follows:

	2020	2019
	$	$
Total current tax expense	1,055,927	611,851
Deferred tax expense (income)
Origination and reversal of temporary differences	(1,488,896)	(994,898)
Change in tax rate		4,722
Change in unrecognized temporary differences	1,284,979	902,162
Total deferred tax expense (income)	(203,917)	(88,014)
Total tax expense	852,010	523,837

Relationship between expected tax expense and tax expense in income

The relationship between the expected tax expense calculated on the basis of the combined federal and provincial tax rate in Canada and the tax expense presented on the consolidated statements of comprehensive income is as follows:

	2020	2019
	$	$
Loss before income taxes	(4,661,501)	(1,306,525)

Expected tax expense (income) calculated on the basis of the combined federal and provincial tax rate in Canada of 26.5% (26.6% in 2019)	(1,235,298)	(347,535)
Adjustments for the following Share-based payments	97,676	51,823
Variance between statutory and deferred tax rates		4,722
Difference in foreign tax rate	(76,874)	(161,033)
Other non-deductible expenses	432,979	229,403
Change in unrecognized temporary differences	1,284,979	902,163
Adjustment of prior deferred tax assets	479,320
True up	(156,477)	(143,824)
Other	25,705	(11,882)
Tax expense (income)	852,010	523,837

73
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

18 - INCOME TAXES (Continued)

Movement of the foreign deferred tax assets in 2020

	01-01-2020	Results	31-12-2020
	$	$	$
Loans receivables	88,014	145,638	233,652
Accounts payable, advances and accrued liabilities		58,280	58,280
	88,014	203,917	291,931

Movement of the foreign deferred tax assets in 2019

	01-01-2019	Results	31-12-2019
	$	$	$
Loans receivables		88,014	88,014
Accounts payable, advances and accrued liabilities
	-	88,014	88,014

Unrecognized temporary differences

The Company has the following temporary differences and tax losses for which no deferred tax was recognized:

			2020
	Federal	Provincial	Foreign
	$	$	$
Unrecognized deductible temporary differences
Property and equipment	2,515,548	2,515,548
Financing and share issue costs	757,428	757,428
Scientific research and experimental development expenses	1,747,356
Non-capital losses	17,264,433	19,191,499	4,131,396
	22,284,765	22,464,475	4,131,396

74
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

18 - INCOME TAXES (Continued)

			2019
	Federal	Provincial	Foreign
	$	$	$
Unrecognized deductible temporary differences
Property and equipment	2,515,547	2,515,547
Other assets	1,810,563	1,810,563
Financing and share issue costs	139,100	139,100
Scientific research and experimental development expenses	1,747,356
Non-capital losses	11,526,453	13,453,519	3,674,429
	17,739,019	17,918,729	3,674,429

As at December 31, 2020, the Company has non-capital losses that are available to reduce income taxes in future years and for which no deferred tax asset has been recognized in the consolidated statements of financial position. These losses expire in the following years:

	Federal	Provincial	Foreign
	$	$
2021			360,802
2022			734,162
2023			1,670,859
2024			908,606
2025			456,967
2026	4,028	4,028
2027	141,229	141,229
2028	322,989	322,989
2029
2030	253,979	253,979
2031	1,081,723	1,051,288
2032	1,730,827	1,715,690
2033	506,261	495,001
2034	961,557	963,040
2035	1,226,101	3,220,692
2036	1,241,368	1,229,192
2037	2,133,544	2,133,544
2038	765,790	765,790
2039	1,269,511	1,269,511
2040	5,625,526	5,625,526
	17,264,433	19,191,499	4,131,396

75
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

19 - ENGAGEMENT

In March 2018, the Company's agreement with Cubeler Inc. was amended to adjust the royalty fee payable by the Company to Cubeler Inc. The compensation for the exclusive licence will now be between 5% and 3% on a declining scale (between 10% and 5% before the amendment) of gross revenues generated by the Cubeler platform.

Cubeler Inc. is a privately held company which has certain shareholders and management in common with the Company.

As at December 31, 2020, Royalty fees payable to Cubeler amounted to $224,986 (December 31, 2019 - $84,762) the amount presented in note 11 is net of an advance to the same company

20 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $32,823,209 ($20,119,684 as at December 31, 2019).

The Company manages the capital structure and makes adjustments to it to ensure it has sufficient liquidities and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

76
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

21 - FINANCIAL INSTRUMENTS

21.1 Classification of financial instruments

Note 4.11 provides a description of financial assets and financial liabilities and the related accounting policies. The carrying amount of financial assets and financial liabilities are as follows:

			2020
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		5,873,876	5,873,876
Restricted Cash		80,091
Debtors		29,248,478	29,248,478
Loans receivable		19,424,689	19,424,689
	-	54,627,133	54,547,042

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		25,128,066	25,128,066
Debentures		23,311	23,311
Bonds		258,933	258,933
CEBA Loan		40,000	40,000
Financial liabilities carried at fair value
Conversion option	3,489		3,489
	3,489	25,450,310	25,453,799

77
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

21 - FINANCIAL INSTRUMENTS (Continued)

21.1 Classification of financial instruments

			2019
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		1,717,509	1,717,509
Debtors		3,931,981	3,931,981
Loans receivable		19,389,636	19,389,636
	-	25,039,126	25,039,126

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		4,629,122	4,629,122
Debentures		3,358,919	3,358,919
Financial liabilities carried at fair value
Conversion option	24,423		24,423
Contingent compensation payable	254,586		254,586
	279,009	7,988,041	8,267,050

21.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see note 7 and 8), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

78
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

21 - FINANCIAL INSTRUMENTS (Continued)

21.3 Financial risks

21.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity needs by monitoring scheduled debt servicing payments for long- term financial liabilities as well as forecast cash inflows and outflows due in day-to-day business. The data used for analysing these cash flows is consistent with that used in the contractual maturity analysis below. Liquidity needs are monitored in various time bands, on a day-to-day and week-to- week basis, as well as on the basis of a rolling 30-day projection. Long-term liquidity needs for a 180- day and a 360-day lookout period are identified monthly. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (notes 2 and 21).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

			2020
		Current	Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	25,232,548		-
Debentures	25,000		-
Bonds			400,000
CEBA loan	40,000		-
	25,297,548	-	400,000

			2019
		Current	Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	4,629,122		-
Debentures	160,382	3,958,858	179,373
	4,789,504	3,958,858	179,373

79
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

21 - FINANCIAL INSTRUMENTS (Continued)

21.4 Finance costs

	2020	2019
Interest on debentures
	247,982	362,471
Interest on lease liabilities (note 13)	30,426	44,868
Interest on advances	186,127	84,962
Interest on bonds	27,544	-
Interest income	(31,722)	(8,971)
Accretion on debentures	523,850	553,842
Total interest expense	984,206	1,037,172
Miscellaneous	5,847	5,535
	990,053	1,042,707

21.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, restricted cash, loans receivables and debtors (except sales tax receivables) , accounts payable and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures, bond and CEBA Loan are estimated using a discounted cash flow approach and approximate their carrying amount.

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Wuxi Wenyi Financial Services Co. (note 6) is estimated by probability-weighted cash outflows and reflect management's estimate of a 80% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

80
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

21 - FINANCIAL INSTRUMENTS (Continued)

21.5 Fair value

Debentures, bond and CEBA Loan are level 2 under the fair value hierarchy.

Contingent compensation payable and the option conversion are level 3 under the fair value hierarchy.

22 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel, the Chief Executive Officer and the Chief Executive Officer of the Chinese subsidiaries are members of the Board, and their remuneration includes the following expenses:

	2020	2019
	$	$
Salaries and fringe benefits	558,477	402,630
Share-based payments	463,696	355,528
Technical, marketing and website services paid to an affiliated company		21,000
Royalty	104,370	84,762
Interest revenue on advance	(2,332)	(3,664)
Management fees paid to a company held by a director		32,725
Interests on debentures	600	1,081
Total	1,124,811	894,062

These transactions occurred in the normal course of operations and have been measured at fair value

81
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

22 - RELATED PARTY TRANSACTIONS (Continued)

Transactions with key management personnel, officers and directors (Continued)

As at December 31, 2020, and December 31, 2019 the consolidated statement of financial position includes the following amounts with related parties:

	2020-12-31	2019-12-31
	$	$
Advance from a director to a subsidiary, no interest	270,911	298,400
Subscription to be received	25,000	-
Advances (payable) receivable to an affiliated company (a)	(40,134)	17,758
	255,777	316,158

a) The advance to Cubeler, a related entity to the Company, is documented by an on-demand promissory note, yielding 8.5% interest annually. In the case that the advance is not fully paid on December 16, 2019, Cubeler shall execute and deliver a hypothec on the universality of the present and future movable assets to the Company. The Company decided not to execute its rights on the assets considering the low value of the advances.

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

23 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter- segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

82
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

23 - SEGMENT REPORTING (Continued)

Other

The "other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the year ended December 31, 2020 and 2019 are as follows: 2020-12-31

					2020-12-31
	Fintech	Financial
	Platform	Services	Other	Elimination	Total
		$	$	$	$
Revenues (1)
Financial service		2,446,058			2,446,058
Services fees from external customers	2,970,376	938,359			3,908,735
Supply chain services	36,338,779		4,475		36,343,254
Inter-segment	527,630		318,110	(845,740)	-
Total revenues	39,836,785	3,384,417	322,585	(845,740)	42,698,047
Expenses
Depreciation and amortization	264,345	483,535	146,740		894,620
Interest expenses and finance cost	146,425	41,217	802,411		990,053
Change in fair value of the contingent compensation			(217,325)		(217,325)
Loss on settlement of debt			784,750		784,750
All other expenses	36,684,370	2,303,004	6,795,454	(845,740)	44,937,088
Total expenses	37,095,140	2,827,756	8,312,030	(845,740)	47,389,186
Profit (loss) before tax	2,741,645	556,661	(7,989,445)		(4,691,139)
Income tax	480,680	371,330			852,010
Net profit (loss)	2,260,965	185,331	(7,989,445)	-	(5,543,149)
Non-controlling interest	1,028,538	181,662		-	1,210,200
Net profit (loss) attributable to owners of the parent	1,232,427	3,669	(7,989,445)	-	(6,753,349)

Segmented assets	32,845,719	25,312,974	25,304,806	(23,482,835)	59,980,664

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Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

23 - SEGMENT REPORTING (Continued)

Other (Continued)

					2019-12-31
	Fintech	Financial
	Platform	Services	Other	Elimination	Total
		$	$	$	$
Revenues (1)
Financial service	35,374	3,408,251			3,443,625
Fees/sales from external customers	1,789,418	1,104,875			2,894,293
Supply chain services	5,370,735				5,370,735
Inter-segment	1,718,182		227,482	(1,945,664)	-
Total revenues	8,913,709	4,513,126	227,482	(1,945,664)	11,708,653
Expenses
Depreciation and amortization	160,475	507,535	382,228		1,050,238
Interest expenses	30,563	94,194	917,947		1,042,704
Impairment of intangible asset			584,189		584,189
Loss on extinction of debt			816,793		816,793
Gain on bargain purchase			(941,000)		(941,000)
Loss on fair value variation			259,000		259,000
All other expenses	7,081,537	3,725,148	1,342,233	(1,945,664)	10,203,254
Total expenses	7,272,575	4,326,877	3,361,390	(1,945,664)	13,015,178
Profit (loss) before tax	1,641,134	186,249	(3,133,908)		(1,306,525)
Income tax (recovery)	321,952	201,885			523,837
Net profit (loss)	1,319,182	(15,636)	(3,133,908)	-	(1,830,362)
Non-controlling interest	435,779	443,032			878,811
Net profit (loss) attributable to owners of the parent	883,403	(458,668)	(3,133,908)	-	(2,709,173)

Segmented assets	7,465,568	22,499,018	17,538,656	(18,146,224)	29,357,018

(1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

84
Peak Fintech Group Inc. (Formerly Peak Positioning Technologies Inc.) Notes to Consolidated Financial Statements December 31, 2020 and 2019 (In Canadian dollars)

23 - SEGMENT REPORTING (Continued)

Other (Continued)

The Company's non-current assets (other than financial instruments) are located in the following geographic regions:

	2020-12-31	2019-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	6,548,695	1,846,853
Canada	1,144,000	1,287,000
Total	7,692,695	3,133,853

24 - CURRENCY TRANSLATION ADJUSTMENT

Currency translation adjustment reflects the currency fluctuation between the functional currency of the Company's subsidiaries in China (Renminbi) and the Company's functional currency (Canadian dollar) during the period. This element represents a theoretical profit or loss that can be materialized only if the underlying assets or liabilities to which the adjustment is attributed are realized.

25 - SUBSEQUENT EVENTS

a) On January 28, 2021, the Company granted 50,000 options to a new director at an exercise price of $2.70 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in January 2026.

b) On March 22, 2021, the Company granted 110,000 options as part of an investor relations agreement at an exercise price of $2.75 per share. The options are vesting at signing of the agreement and over a nine-month period following the date of granting and will be exercisable over a period of five years expiring in March 2026.